VIA EDGAR

August 31, 2012

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Intervest Bancshares Corporation
Form 10-K for the Fiscal year Ended December 31, 2011
Filed March 9, 2012
Response dated July 25, 2012
File No. 000-23377

Dear Mr. Pande:

This letter is in response to the follow-up comments contained in your letter of August 17, 2012 regarding your review of Intervest Bancshares Corporation’s (the “Company” or “we”) filings noted above. I have set forth below the staff’s comments in italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 2. Securities Held to Maturity, page 89

1. We note your response to comment 6 in your letter dated July 25, 2012. We note that your trust preferred securities have different default/deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each pool and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs ASC 320-10-35-33F through 33I, we believe you must analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default assumptions for your estimated cash flows and that using historical default percentages of FDIC regulated banks is not a reasonable methodology consistent with the guidance. Therefore, please revise your OTTI methodology to analyze the specific credit characteristics of the collateral underlying each individual security to serve as the basis for your credit deferral/default assumptions. If you believe the impact of using different assumptions is not material, please provide us a materiality analysis considering Staff Accounting Bulletin No. 99.

In accordance with the above guidance, we performed a review as of June 30, 2012 of issuer specific credit characteristics of the underlying collateral of each security by examining available data regarding trends in earnings and capital and problem asset ratios of each bank in the collateral pool in order to estimate their capacity to continue principal and interest payments on the investments we own.

In order to estimate the expected cash flows, we focused on each bank’s Texas ratio, which is defined as nonperforming assets plus 90 day past due loans divided by tangible equity plus loan loss reserves. We concluded that banks with Texas ratios of 75% or more may experience greater difficulties in making payments. As a result, we assigned a default rate of 50% to banks with a Texas ratio of 100% or more and a default rate of 25% to banks with a Texas ratio of 75% to 99%. The assignment of these rates was based on our judgment.

Based on revised cash flow analyses for each security using issuer specific credit assumptions, there was no additional OTTI as of June 30, 2012 compared to amounts previously reported as of that date. This was due to the fact that nearly all of the banks identified with the Texas ratios noted above were already in default (with 0% recovery assumed in the cash flow model) or in deferral (with a 15% recovery after a 2 year lag assumed in the cash flow model) as per our original cash flow assumptions. As in the case of our original cash flow projections, we used a third-party specialist to perform these additional analyses based on the assumptions we provided to them.

It should be noted that the results of any discounted cash flow analysis are significantly affected by variables such as the estimate of the probability of default, discount rates, prepayment rates and the creditworthiness of the underlying issuers. Therefore, changes in any of these assumptions could cause the results of our cash flow models and OTTI assessments to deviate.

We will continue to estimate and use issuer specific credit assumptions in our OTTI methodology going forward as required by the accounting guidance and will also include a brief summary of our OTTI methodology in our future filings.

The table below provides supplemental information with respect to the present value of the expected cash flows as of June 30, 2012 regarding our investments in trust preferred securities.

($ in thousands)	Net Carrying	Present Value of Expected Cash Flows			Additional
Cusip	Value	Revised	Previous	Change	OTTI
74041PAEO	$ 234	$ 238	$ 238	$ -	No
74040XAD6	752	823	823	-	No
74040XAE4	753	800	800	-	No
74040XAE4	753	800	800	-	No
74040YAF9	305	540	540	-	No
74040YAE2	305	552	552	-	No
74041UAE9	559	577	622	(45)	No
74041UAE9	560	575	620	(45)	No
Total	$4,221	$4,905	$4,995	$(90)

2. We note your response to comment 7 in your letter dated July 25, 2012. It appears that your disclosure on page 111 presents a rollforward of the recorded investment of impaired securities. However, ASC 320-10-50-8B requires a rollforward of credit losses recorded on securities. Please revise this disclosure in future filings accordingly.

In accordance with the above disclosure requirements, below is a new disclosure table. We will include similar disclosure in our future filings.

The table below provides a cumulative roll forward of credit losses recognized on securities for the periods indicated.

($ in thousands)	Six-Months Ended June 30, 2012	Year Ended December 31,
		2011	2010	2009
Balance at beginning of period	$3,651	$3,450	$2,258	$-
Credit losses on debt securities for which OTTI was not previously recognized	-	-	787	2,258
Additional credit losses on debt securities for which OTTI was previously recognized	157	201	405	-
Less: sale of securities for which OTTI was previously recognized	-	-	-	-
Balance at end of period	$3,808	$3,651	$3,450	$2,258

Note 3. Loans Receivable, page 91

3. We note your response to comment 8 in your letter dated July 25, 2012 and your revised disclosure on page 34 of your June 30, 2012 Form 10-Q. Please revise future filings to more accurately describe your charge-off policies (e.g. charge-off of the recorded investment to the appraised value of collateral) and your specific reserve policies (e.g. measure credit impairment and record a specific reserve for the difference between the appraised value and the estimated fair value of collateral) for collateral-dependent impaired loans.

In future filings, we will revise our disclosure of our loan charge off policy, which was on page 34 of our June 30, 2012 Form 10-Q, as follows, with revisions indicated by underline.

Consistent with regulatory guidance, we normally maintain a specific valuation allowance on each of our impaired loans. We believe it is prudent to do so because the process of estimating real estate values is imprecise and subject to changing market conditions which could cause fluctuations in estimated values. Estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in any of the market assumptions could cause fair value estimates to deviate substantially. Furthermore, commercial real estate markets and national and local economic conditions remain weak; unemployment rates and vacancy rates in retail and office properties continue to be high; and the timing of the resolution of impaired loans in many cases remains uncertain, which increases the negative impact to the portfolio from further declines in real estate values.

Regulatory guidelines require that the appraised value of collateral should be used as a starting point for determining its estimated fair value. An institution should also consider other factors and events in the environment that may affect the current fair value of the collateral since the appraisal was performed. The institution’s experience with whether the appraised values of impaired collateral-dependent loans are actually realized should also be taken into account. In addition, the timing of when the cash flows are expected to be received from the underlying collateral could affect the fair value of the collateral if the timing was not contemplated in the appraisal. The consideration of all the above generally results in the appraised value of the collateral being greater than the institution’s estimate of the collateral’s fair value, less estimated costs to sell. As a consequence, an institution may necessarily still have a specific reserve on an impaired loan (whether or not a charge off has been taken) for the amount by which the institution’s estimated fair value of the collateral, less estimated costs to sell, is believed to be lower than its appraised value. As a result, we maintain a specific valuation allowance on all of our impaired loans for the reasons described above.

We estimate the fair value of the properties that collateralize our impaired loans based on a variety of information, including third party appraisals and our management’s judgment of other factors. Our internal policy is to obtain externally prepared appraisals (or in limited cases indications of value from licensed appraisers or local real estate brokers) as follows: for all impaired loans; for restructured or renewed loans; upon classification or downgrade of a loan; upon accepting a deed in lieu of foreclosure; upon transfer of a loan to foreclosed real estate; and at least annually thereafter for all of our impaired and substandard rated loans and real estate owned through foreclosure.

In addition to obtaining appraisals, we also consider the knowledge and experience of our two senior lending officers (our Chairman and our President) and our Chief Credit Officer related to values of properties in our geographical market areas. These officers take into account various information, including: local and national real estate market data provided by third parties; the consideration of the type, condition, location and occupancy of the specific collateral property as well as the current economic conditions and demand for the specific property in the area the property is located in assessing our internal estimates of fair value.

Our accounting policy requires us to fully or partially charge off a loan when such amount has been deemed uncollectible and confirmed as a loss. In the case of impaired collateral dependent loans, we normally charge-off the portion of the loan’s recorded investment that exceeds the appraised value (net of estimated selling costs) of its underlying collateral. The remaining portion of the valuation allowance that we have provided and maintain on all of our impaired loans for the difference between the net appraised value and our internal estimate of fair value of the collateral is charged off only when such amount has been confirmed as a loss, either through the receipt of future appraisals or through our quarterly evaluation of the factors described above.

4. We note your response to comment 9 in your letter dated July 25, 2012. We also note that in your response to comment 8, you indicate that you measure credit risk on non-impaired loans using the guidance in FAS 5 (ASC 450-20). As noted in ASC 310-10-50-11C, the disclosure requirements in ASC 310-10-50-11B(g) and (h) require information based on impairment methodology. It appears that you measure credit losses for a significant portion of your loan portfolio using the guidance in ASC 450-20, therefore, please disclose the allowance for credit losses and recorded investment information related to this population of loans as required by the above accounting guidance.

In accordance with the above disclosure requirements, below are two new disclosure tables. We will include similar disclosures in our future filings.

The following table sets forth the balances of our loans receivable by segment and impairment evaluation and the allowance for loan losses associated with such loans at June 30, 2012.

($ in thousands)	Commercial Real Estate	Multifamily	Land	All Other	Total
Loans
Individually evaluated for impairment	$ 46,506	$ 15,720	$ 3,014	$ -	$ 65,240
Collectively evaluated for impairment	800,928	265,810	7,446	1,892	1,076,076
Total loans	$847,434	$281,530	$10,460	$1,892	$1,141,316
Allowance for loan losses
Individually evaluated for impairment	$ 3,534	$ 1,984	$ 515	$ -	$ 6,033
Collectively evaluated for impairment	14,809	6,998	994	10	22,811
Total allowance for loan losses	$ 18,343	$ 8,982	$ 1,509	$ 10	$ 28,844

The following table sets forth the balances of our loans receivable by segment and impairment evaluation and the allowance for loan losses associated with such loans at December 31, 2011.

($ in thousands)	Commercial Real Estate	Multifamily	Land	All Other	Total
Loans
Individually evaluated for impairment	$ 46,638	$ 16,776	$ 2,855	$ -	$ 66,269
Collectively evaluated for impairment	817,832	273,235	8,363	1,874	1,101,304
Total loans	$864,470	$290,011	$11,218	$1,874	$1,167,573
Allowance for loan losses
Individually evaluated for impairment	$ 4,868	$ 2,137	$ 1,009	$ -	$ 8,014
Collectively evaluated for impairment	14,288	7,043	1,060	10	22,401
Total allowance for loan losses	$ 19,156	$ 9,180	$ 2,069	$ 10	$ 30,415

The Company acknowledges the following: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to the comments set out in the staff’s letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please feel free to contact me at (212) 218-2802 or John Arvonio at (212) 218-8397.

Sincerely,
/s/ Lowell S. Dansker
Chairman

cc:	Thomas E. Willett, Harris Beach PLLC
Tom Smith, Hacker Johnson & Smith, P.A., P.C.
Michael Callen, Audit Committee Chairman

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